ProShare Advisors LLC

7501 Wisconsin Avenue

Suite 1000

Bethesda, MD 20814-6527

Phone: 240.497.6400

Fax: 240.497.6530

www.proshares.com

September 23, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust

(File Nos. 333-89822 and 811-21114)

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of ProShares Trust (the “Trust”), pursuant to Rule 485(b) under the Securities Act of 1933, as amended, (the “Securities Act”) and the Investment Company Act of 1940, as amended, (the “1940 Act”) is Post-Effective Amendment No. 173 under the Securities Act and Amendment No. 182 under the 1940 Act (the “Amendment”) to the Trust’s Registration Statement on Form N-1A.

This filing relates to a new series of the Trust, namely ProShares K-1 Free Crude Oil Strategy ETF.

As Chief Legal Officer and Secretary of the Trust, I have reviewed the enclosed Amendment and represent that, to the best of my knowledge, the Amendment does not contain any disclosure which would render it ineligible to become effective under Rule 485(b).

Should you have any comments or questions, please do not hesitate to contact me at (240) 497-6539.

Sincerely,

/s/ Richard F. Morris

Richard F. Morris

Chief Legal Officer and Secretary